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-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4/A |                                     Washington, D.C. 20549                          |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
[ ] Check this box if no                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
    longer subject to                                                                                   |Expires: December 31, 2001|
    Section 16. Form 4 or                                                                               |Estimated average burden  |
    Form 5 obligations may  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     |hours per response.....0.5|
    continue. See               Section 17(a) of the Public Utility Holding Company Act of 1935 or      ----------------------------
    Instruction 1(b)                     Section 30(f) of the Investment Company Act 1940

(Print or Type response)
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|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|    Compaq Computer Corporation         |     CMGI, INC    ("CMGI")                      |                                        |
|                                        |                                                |   Director            X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|    20555 State Highway 249             |  (Voluntary)          |      November 2000     |                                        |
|                                        |                       |                        |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|    Houston   TX               77070    |                       |       June 2000        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Transac-|4.Security Acquired (A) or   |5.Amount of      |6.Owner-|7.Nature of      |
|  (Instr. 3)                   |  tion Date |tion Code |  Disposed of (D)            |  Securities     |Ship Fo-|  Indirect       |
|                               |(Month/Day/ |(Instr.8) |  (Instr. 3, 4 and 5)        |  Beneficially   |rm: Dir-|  Beneficial     |
|                               | Year)      |----------|-----------------------------|  Owned at End of|ect (D) |  Ownership      |
|                               |            |    |     |              |    |         |  Month (Instr.  |or Indi-|  (Instr. 4)     |
|                               |            |    |     |              |    |         |  3 and 4)       |rect (I)|                 |
|                               |            |    |     |              |(A) |         |                 |(Instr. |                 |
|                               |            |Code| V   |    Amount    |(D) |  Price  |                 |4)      |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
| Common Stock                  |   06/09/00 |J(1)|     |       42,230 | A  |   (1)   |   41,650,270 (4)|   D    |                 |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
| Common Stock                  |   06/09/00 |J(2)|     |       61,234 | A  |   (2)   |   41,711,504 (4)|   I(3) |    (3)          |
|-------------------------------|------------|----|-----|--------------|----|---------|-----------------|--------|-----------------|
|                               |            |    |     |              |    |         |                 |        |                 |
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Reminder: Report on a separate line for each class securities owned directly or indirectly.                                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (3-99)
**The  reporting  person  disclaims  beneficial  ownership  of  the  reported securities.

                                                     (Print or type responses)
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FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of        |6.Date     |7.Title and Amount |8.Price of|9.Number  |10.     |11.Nature |
|Derivative|sion or  |Tran-|  saction|  Derivative       |Exercisable|  of Underlying    |Derivative|  of      |Ownersh-|   of     |
|Security  |Exercise |sact-|  Code   |  Securities       |and        |  Securities       |Security  |Derivative|ip Form |Indirect  |
|(Instr. 3)|Price of |ion  |(Instr.8)|  Acquired (A) or  |Expiration |  (Instr. 3 and 4) |(Instr. 5)|Securities|of Deri-|Beneficial|
|          |Deriva-  |Date(|         |  Disposed of (D)  |Date       |                   |          |Benefi-   |vative  |Ownership |
|          |tive     |Month|         |  (Instr. 3, 4 an  |(Month/Day/|                   |          |cially    |Security|(Instr. 4)|
|          |Security |/Day/|         |  and 5)           |   Year)   |                   |          |Owned at  |: Direct|          |
|          |         |Year)|         |                   |-----------|-------------------|          |End of    |(D) or  |          |
|          |         |     |         |                   |     |     |         |Amount or|          |Month     |Indirect|          |
|          |         |     |---------|-------------------|Date |Exp. |  Title  |Number of|          |(Instr. 4)|(I) (In-|          |
|          |         |     |Code| V  |   (A)   |   (D)   |Exbl.|Date |         |Shares   |          |          |str. 4) |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|----------|---------|-----|----|----|---------|---------|-----|-----|---------|---------|----------|----------|--------|----------|
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
|          |         |     |    |    |         |         |     |     |         |         |          |          |        |          |
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Explanation of Responses:

(1) As part of a Securityholders Agreement dated June 9, 2000 Compaq Computer Corporation purchased the Common Stock as referred to in this report for an aggregate sum of $3,000,000.
(2) As part of a Securityholders Agreement dated June 9, 2000 CPCG Holdings, Inc. (a wholly owned subsidiary of Compaq Computer
     Corporation) and CMGI, Inc. exchanged shares as follows:  4,350,000 Units in Freeup LLC (a Delaware Limited Liability
     Company) in exchange for 61,234 shares of CMGI, Inc. Common Stock.
(3)  CPCG Holdings, Inc. owns 61,234 shares of CMGI Common Stock directly.  Compaq Computer Corporation owns those shares
Indirectly by virtue of the fact that it is the sole stockholder of CPCG Holdings, Inc.

(4)  On January 11, 2000 CMGI, Inc. announced a 2 for 1 stock split.  At the time of the stock split Compaq Computer Corporation held 20,804,020 shares of stock (see Form 4 filing of 10/31/99).  Compaq makes its amendment herein to its filing, accurately reflecting the Beneficial Ownership of CMGI Common Stock.




                                                                               COMPAQ COMPUTER CORPORATION
     ***   Intentional misstatements or omissions of facts constitute                /s/ Linda S. Auwers                11/21/00
           Federal Criminal Violations.  See 18 U.S.C. 1001 and               By:-------------------------------------  --------
           15 U.S.C. 78ff(a).                                                     Linda S. Auwers, Vice President           Date
                                                                                  Associate General Counsel and
  Secretary
***Signature of Reporting Person

                                                                                                                              Page 2
                                                                                                                     SEC 1474 (3-99)
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                       JOINT FILER INFORMATION


Name:                                  CPCG Holdings, Inc.

I.R.S. Identification Number:          76-0647487

Address:                               20555 State Highway 249
                                       Houston, TX 77070

Designated Filer:                      Compaq Computer Corporation

Issuer and Ticker Symbol:              CMGI, Inc. ("CMGI")

Statement for Month/Year:              November, 2000



 CPCG HOLDINGS, INC.



By:   /s/  Ben K. Wells                     11/21/2000
------------------------------------------  --------
     Ben K. Wells                           Date
     Vice President and Treasurer